Issuer Free Writing Prospectus dated February 21, 2025

Filed pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated February 14, 2025

Registration No. 333-279303

LIANHE SOWELL INTERNATIONAL GROUP LTD Investor Presentation February 2025

This presentation has been prepared by Lianhe Sowell International Group Ltd (the “Company”) solely for informational purposes . The information presented or contained in this presentation is subject to change without notice . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof . This presentation should not be construed as legal, tax, investment or other advice . The Company has initially filed a Registration Statement on Form F - 1 with the SEC relating to the proposed initial public offering of its securities in the United States on May 10 , 2024 (Registration No . 333 - 279303 , the “Registration Statement”) . but the Registration Statement has not yet become effective . The proposed offering of the Company’s securities to be made in the United States will be made solely on the basis of the information contained in the prospectus included in such Registration Statement, as and when declared effective by the Securities and Exchange Commission . Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of the information contained in the prospectus . This presentation contains market and industry data related statements that reflect the Company’s intent, beliefs or current expectations about the future . These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning . These forward - looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward - looking statements . Caution should be taken with respect to such statements and you should not place undue reliance on any such forward - looking statements . The Company or any of its affiliates, advisers or representatives or the underwriters has no obligation and does not undertake to revise forward - looking statements to reflect newly available information, future events or circumstances . This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else . No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company . Any decision to purchase the Company’s securities should be based solely on the detailed information provided in the Registration Statement . The Company currently reports financial results under U . S . GAAP . The preparation of the Company's consolidated financial statements requires the Company to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, costs, and expenses . We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances . We evaluate our estimates and assumptions on an ongoing basis . Our actual results may differ from these estimates . Please refer to the Registration Statement where necessary for a description of our significant accounting policies . Certain Information contained herein are derived from a market research report by Moore Transaction Services Limited (“Moore”, and the report, the “Moore Report”), an independent third party which the Company commissioned . This presentation also contain statistical data and estimates that we obtained from various government and private publications . Statistical data in these publications and the Moore Report also include projections based on a number of assumptions . The machine vision industry may not grow at the rate projected by market data, or at all . Failure of this market to grow at the projected rate may have a material and adverse effect on the Company’s business and the price of its securities . In addition, the rapidly evolving nature of the machine vision industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market . Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . The Company believes that such information is accurate and that the sources from which it has been obtained are reliable . The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information . The Company is not making any implied or express representation or warranty as to the accuracy or completeness of the information summarized herein . The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions . LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 2 Disclaimer

Preliminary Offering Summary LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 3 • Lianhe Sowell International Group Ltd Issuer • Nasdaq Capital Market / LHSW Listing / Ticker • Initial Public Offering Offering Type • 2,000,000 o rdinary shares (Subject to confirmation of final offering data.) Shares Offered • 300,000 ordinary shares (15% of base offering) Over - Allotment Option • $4.00 - $5.00 per share Price Range • 35% of the offering proceeds to invest in our machine vision business (including industrial machine vision, face recognition and AI behavior analysis, weak current intelligence, and electronic customs clearance), to fund the research and development for new products and relevant market expansion; • 45% of the offering proceeds to expand our spray painting robot business, including the preliminary installation of production equipment and machineries of an in - house production and assembly line for production of Nine - Axis Linkage Spray Painting Robots; and • 20% of the offering proceeds for general corporate purposes and working capital. Use of Proceeds • D irectors and officers and holders of more than 5% of our outstanding shares, on a fully diluted and converted basis immediately prior to this offering, 12 months Lock - up R.F. Lafferty & Co., Inc. Underwriter(s)

Company Overview 01 Table of Contents Industry Overview 02 Investment Highlights 03 Growth Strategies 04 Financials 05 LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 4

About Us • Established in 2007, Shenzhen Sowell, the operating company focuses on developing and integrating innovative technologies and solutions to tackle key manufacturing and distribution challenges. • As a provider of machine vision products and solutions in China, our goal is to boost efficiency and quality for customers spanning multiple industries. • Our product lineup allows for customizable options that cater to the unique requirements of various industries. Machine vision technology • Machine vision represents a dynamically advancing branch of artificial intelligence which entails the utilization of automated systems to replace human vision for measurement and judgement. • It employs advanced algorithms and image processing to enable computers to precisely analyze and respond to visual data. • Developed in - house in 2022. • We believe the robot is one of the advanced robotic systems in China's vehicle repair and maintenance industry. Nine - Axis Linkage Spray Painting Robots Algorithms and image processing Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 5 Our customers • Strong customer relationships are essential for our growth. We currently maintain long - term framework agreements with Dongguan Kangzhihui Electronics Co., Ltd. and Shenzhen Zhongnan High - tech Co., Ltd. • Dongguan Kangzhihui Electronices is affiliated with KONKA Group, and since 2019, we’ve supplied Foxconn affiliates with customized machine vision solutions for tablets, phones, and laptops. • While we do not enter into long - term agreements with most repeat customers, we maintain ongoing collaborations due to our product quality, competitive pricing, and attentive service, which foster understanding of their needs.

Our Team Style QR code defect online detection system is designed to detect common defects such as broken edges, stains, holes, and impurities on the surface of various code marked products during the production process. UV glue detection system is designed to detect the quality of UV glue coating on data line circuit boards. Adopting machine vision recognition algorithms, our Glue Detection System can quickly and accurately examine if adhesive glue needed in manufacturing certain products are applied accurately and evenly, thereby improving quality of the products. Glue Droplet Detection System can achieve real - time detection of common problems such as broken glue, excessive glue, too wide or narrow glue application, position deviation, and issue defect warnings. Company Overview Industry Overview Investment Highlights Growth Strategies Financials Some Samples of Machine Vision Solutions in Manufacturing Settings LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 6

Our Team Style M ain function of the Laser Cutting Detection System is to identify incomplete laser cutting of welding wires and provide relay/pulse signals, enabling it to automatically identify defective products. The Solder Join Detection System is used to detect presence, size, position, number, and bubbles of solder joints. By adopting this system, manufacturers could improve the detection speed and quality of product testing, solving the problem of inaccurate and low efficiency in manual testing. The Laser Printing Detection System is mainly used to detect the size, presence, ghosting, color difference, position offset, integrity of characters that are laser printed onto materials. The Mobile Phone Battery Case Defect Detection System uses a combination of charge - coupled device (CCD) and laser to fully inspect the length, width, aperture, height, position and flatness of the structural features of components. It is used to improve quality of mobile phone battery case manufactured. Company Overview Industry Overview Investment Highlights Growth Strategies Financials Some Samples of Machine Vision Solutions in Manufacturing Settings LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 7

AI Behavior Analysis System monitors if the personnel is correctly wearing uniform in a factory Fire warning prompt by our AI Behavior Analysis System Intrusion warning prompt by our AI Behavior Analysis System • Now applied via computers and servers. • Future plans to expand to mobile terminals and smart homes. • Focuses on improving accuracy and recognition speed in complex environments. Dynamic Face Recognition System Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 8 AI - Face Recognition & AI Behavior Analysis Facial Payment Systems

Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 9 Intelligent integrated management system (“ IBMS ”) is an intelligent integration of 15 major management systems, achieving automation in seven aspects, which we summarize as (to the right) the “7A Intelligent.” Provides real - time parking information and guides drivers to available spaces. Parking Management System Rapidly recognizes license plates for efficient vehicle passage. License Plate Recognition System Calculates tolls and enables electronic payment, reducing traffic congestion. Highway Toll System Monitors and records vehicle speeds to enforce traffic regulations. Speeding Capture System Intelligent transportation system (“ ITS ”) enhances connection between vehicles, roads, and users for improved safety and efficiency.

• In China, the machine vision market (excluding automated integration equipment) reached approximately $2.5 billion in 2022, with a YoY growth rate of 22.2% as compared to 2021. • The market is expected to reach approximately $5.1 billion by 2025, with the 2D vision market exceeding approximately $4.3 billion and the 3D vision market surpassing approximately $0.8 billion. LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 10 Machine Vision Market Company Overview Industry Overview Investment Highlights Growth Strategies Financials

Industry Competition Analysis Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 11 Entry barriers : high technical demands, brand influence, talent shortage, rigorous evaluation, and company scale. Market drivers : demographic shift, increasing demand for automation, industrial machine vision penetration, and the trend of intelligent manufacturing. China's machine vision market is experiencing rapid growth • D omestic manufacturers capturing a significant 60% market share in 2022, expected to rise to 63% by 2023. • The number of machine vision enterprises has increased, particularly in regions such as Guangdong and Jiangsu provinces. JW1

SOWELL
AI Eyes, Global Vision

Company Overview | Industry Overview | Investment Highlights | Growth Strategies | Financials

Core Technologies To Meet Evolving Market Demand

R&D is Our Top Priority

- We invest 4%-5% of our annual revenue in R&D.

Nine-Axis Linkage Coordination Technology

Combines machine vision and robotic arm for three-dimensional vehicle painting in automobile maintenance. We hold two patents related to this technology.

Image Processing Technology

Enhances images for container and license plate recognition, AI enhancement, and more.

Visual Inspection

Non-contact automatic detection technology for defect analysis and identification.

Sound Imaging Technology

Generates images and analyzes sound waves for AI, virtual reality, and behavior analysis systems.

Electronic Toll Collection (ETC) Technology

Enables seamless toll payment using short-range communication between vehicles and toll stations.

Video Analysis and Recognition Technology

Extracts valuable information from videos for pattern recognition, license plate recognition, and video face detection.

Embedded System Development Technology

Develops operating systems for electronic devices in various industries.

Face Recognition Algorithm

Accurate and fast algorithm for detecting and recognizing faces.

LIANHE SOWELL INTERNATIONAL GROUP LTD
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SOWELL
AI Eyes, Global Vision

Company Overview | Industry Overview | Investment Highlights | Growth Strategies | Financials

Nine-Axis Linkage Spray Painting Robots


AI Eyes, Global Vision

- A vehicle painting system with a flexible structure and a 6-axis robot arm.
- It accurately calculates painting trajectories based on the vehicle model and parts, controlling paint output and atomized air.
- Efficiently applies paint to the vehicle body, saving time and effort.



Technical advantages:

① High speed and high acceleration
② Continuous spraying without uneven accumulation
③ Continuous 24-hour operation day and night
④ Compact size to fit into settings with limited space
⑤ High painting precision
⑥ Easy operation
⑦ Energy saving

Image Recognition Algorithm

A core technology now used in the Nine-Axis Linkage Painting Automatic Robot for intelligent painting.

Nine-Axis Collaborative Operation and High-Performing 6-Axis Robot Arm

Utilizes machine vision and a 6-axis robot arm to analyse the environment and achieve precise, automated, and efficient painting.

Painting Automation

Accurately identifies painting areas, adjusts painting angles and distances, and controls the paint application for even coverage, ensuring consistent performance.

LIANHE SOWELL INTERNATIONAL GROUP LTD
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• Senior technical talents with over 20 years of experience in AI and new energy technology. • Leading talents with nearly 20 years of experience in image recognition and algorithm processing. • Reserve talents with over 10 years of experience in automation systems, computer software, and the Internet industry. Our R&D Team Continuous Innovation x Grasp and analyze market dynamics x Introduce new technologies and products to meet market demand R&D Collaboration with Third - Party Partners □ Work with Shenzhen Vocational and Technical College to establish a machine vision technology joint laboratory. □ Long - term strategic agreements with Hefei Hagong Robotic Co., Ltd to develop painting robots. □ Work with South China Hospital affiliated to Shenzhen University, a key public hospital in Shenzhen, to develop machine vision products for the medical field: • The hospital provides design suggestions and data support for product development; • The hospital evaluates and tests the products in hospital application settings; • Shared ownership of any intellectual property developed from the collaboration. Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 14

SOWELL INTERNATIONAL 01 We have 11 invention patents and 4 appearance design patents. Patents 02 We have 17 utility model patents. Utility Model Patents 03 We have 10 trademarks and 53 software copyrights. Trademark and Software Copyrights Abundant Intellectual Property & Technology Patent Ownership *As of the date of this pr esentation. Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 15

Our experienced management team, led by Mr. Yue Zhu, our founder and CEO, brings over a decade of technology and managerial expertise. Expertise We collaborate with esteemed domestic universities to drive ongoing technical breakthroughs and product innovation. Cooperations Our contributions to industry standards highlight our exceptional understanding of technology. Standard - Setting Exceptional customer service is at the core of our success. We offer tailored development support and timely assistance to meet customers' unique needs. Our major customers include public companies and government - backed companies and institutions, as well as companies affiliated with Konka and Foxconn. Customization Our dedicated customer support team provides on - site and remote technical guidance for prompt issue resolution and customer satisfaction. Satisfaction Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 16 Expertise, Collaborations, Customer Service & Satisfaction

Yue Zhu CEO and Director • Founder and CEO of the Company. • CEO since December 12, 2023, and also serves as an Executive Director of Shenzhen Sowell Technology Development Co., Ltd. • Background in machine vision and image recognition algorithm research. • Degree in software engineering from Hefei University and has been recognized as a Shenzhen High - Level Professional. Dengyao Jia Director, Chairman of the Board Tracy Chui - Kam Ng CFO Meet Our Team Highly Experienced Management Team • Director since the Company's inception. • Serves as the chairman of the board of Hainan Lianhe Enterprise Management Group Co., Ltd and Hainan Dingshang Enterprise Management Co., Ltd. • Holds positions in other companies focused on enterprise and asset management, mergers, acquisitions and restructuring. • EMBA from Tianjin University. • Over fifteen years of experience in accounting. • Prior to joining Sowell, held positions as CFO and accounting manager in various companies. • Certified public accountant in both California and Hong Kong and holds degrees in Business Administration. Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 17

Lili Ke Independent Director Nominee • 20+ years of HR management experience • Currently senior executive, leadership coach, and HR consultant at KK Consulting in Australia • Led director - level recruitment at General Electric China from 2006 to 2009. • Master’s in HR management from Cardiff University (2003); Bachelor’s in international finance from Sun Yat - Sen University (2001). Yong Ling Independent Director Nominee Chun Yu Leeds Chow Independent Director Nominee Meet Our Team Board of Directors with Strong Industry Expertise • 10+ years in corporate strategy • Assistant CEO at Guowei Commercial Factoring (since 2024) • Former Assistant GM at Guoyue Financial Leasing (2022 – 2024) & Shenzhen New Nanshan Holding (2018 – 2022) • Master’s in Mechanical Engineering, Ohio State; Bachelor’s in Mechanics, Peking University • CFO at ABVC BioPharma (Nasdaq) since 2021; led Nasdaq listing • Director at Decent Holding Inc. (Nasdaq) since 2025 • Former MCL Financial Group exec (2019 – 2021) • BA in Business Economics, UC Santa Barbara Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 18 LY1

Growing Demand for Customized Machine Vision Solutions • Industry in China is expanding, fueled by domestic demand and the growth of sectors like smartphones and smart devices. • Increasingly advanced production technology and stringent quality requirements necessitate greater investments in precision machine vision systems. Shift Towards Quality - Centric Manufacturing • China's evolving manufacturing landscape prioritizes precision, convenience, and automation. • Customized machine vision products are vital for smart production and present significant growth opportunities. Favorable Factors for the Machine Vision Industry • Rising labor costs and an aging population drive the need for automation equipment. • Cost reductions in hardware, software components broaden the application range of machine vision equipment. • China's supportive industrial policies, such as "Industry 4.0" and "China's Intelligent Manufacturing,“ facilitate the development of the machine vision industry. Talent and Financial Challenges & Opportunities • Acquiring interdisciplinary talent poses challenges for the industry. • Customized solutions require substantial financial investments in tailored R&D. Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 19 Huge Market Potential, Also Challenges 1 2 3 4

Expansion of Marketing and Sales Network • Promote core products such as industrial machine vision, face recognition, intelligent transportation, and solutions for smart cities. • Establish a nationwide sales network to accommodate the growing customer base. • Leverage popular search engines like Baidu and Qihoo 360 for product visibility and engage industry in seminars to enhance brand. Enhance and Customize Research and Development • Increase R&D investments to enhance product precision, responsiveness, and overall performance. • Maintain a specialized R&D team focused on tailoring machine vision products to meet evolving customer needs. • Develop machine vision solutions tailored for diverse sectors like agriculture, pharmaceuticals, and food manufacturing. Strengthening the Competitive Edge with Nine - Axis Linkage Spray Painting Robots • Invest in the promotion and marketing of the Nine - Axis Linkage Spray Painting Robot to capture a larger market share. • Has set up Anhui subsidiary to build in - house production and assembly line for streamlined manufacturing processes. • Aim to achieve an output of 50 to 100 robot sets before June, 2025 from outsourced manufacturer. Company Overview Industry Overview Investment Highlights Growth Strategies Financials LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 20 To Bolster Our Market Presence, We Plan to

LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 21 86.0% 14.0% 0.0% Company Overview Industry Overview Investment Highlights Growth Strategies Financials Selected Financial Information * Fiscal years ended March 31, 2023 and 2024 . 81.0% 13.0% 6.0% Fiscal Year ended 03/23 Fiscal Year Ended 03/24 Revenue by Operation Categories ▪ Electronic products ▪ Software ▪ Engineering project $13.1 $36.6 Year Ended 03/23 Year Ended 03/24 +180 % Total Revenue $16.8 $16.9 Six Months Ended 09/23 Six Months Ended 09/24 USD in Million +0.7% 78.0% 22.0% 0.0% 0.0% 81.0% 19.0% 0.0% 0.0% Six Months Ended 09/23 Six Months Ended 09/24

LIANHE SOWELL INTERNATIONAL GROUP LTD | Page 22 Company Overview Industry Overview Investment Highlights Growth Strategies Financials Selected Financial Information *Fiscal years ended March 31, 2023 and 2024 . Net Income Gross Profit $3.4 $8.0 Year Ended 03/23 Year Ended 03/24 +137% $3.9 $3.6 Six Months Ended 09/23 Six Months Ended 09/24 USD in Million - 6.8% $1.6 $2.8 Year Ended 03/23 Year Ended 03/24 +75% $1.6 $1.3 Six Months Ended 09/23 Six Months Ended 09/24 USD in Million - 21%

THANK YOU Investor Relations Contact: services@wealthfsllc.com +86 138 117 68599 +1 628 283 9214 Issuer Contact: 37527825@qq.com +86 (755) 8614 3706 https://www.cnsoftwell.com/ Underwriter Contact: info@rflafferty.com +1 212 293 9090 www.rflafferty.com